Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: July 28, 2021

Sonder Offers Better Stays for Business Travelers Globally With Launch on Global Distribution System and Partnerships with Leading Travel Management Companies

Next-generation hospitality company’s thoughtfully designed, tech-enabled accommodations now available for corporate travel booking through Egencia, TripActions and other TMCs

SAN FRANCISCO (July 28, 2021)—Sonder, a leading next-generation hospitality company that is redefining the guest experience, today announced it has launched on the Global Distribution System (GDS) and is now partnered with a number of top Travel Management Companies (TMCs) and Consortia, including Egencia and TripActions, among other partners. Businesses around the world can now leverage Sonder’s innovative, tech-enabled offering to provide a comfortable, contactless stay in cities across the globe for their employees.

“Sonder’s launch on the GDS and partnership with leading TMCs is an important step in our expansion into business travel,” said Kristen Ricther, Sonder’s Vice President of Sales. “We know that many travelers getting back on the road for business are prioritizing self-contained spaces with an added level of privacy that feels removed from the crowds. Sonder’s tech-enabled experience, with seamless check-in and 24/7 Concierge services through the tap of a button, delivers exactly that. We’re confident that our flexible, comfortable spaces — all at an exceptional value — are what global businesses are searching for as business travel starts to return.”

Sonder offers a variety of flexible accommodation options — from individual hotel rooms to full apartments, available for one-night or multi-day stays — in 35+ markets and nine countries, including top business destinations like New York City, London, Dubai, Dallas, Toronto, Philadelphia and more. For business travelers and groups booking long-term stays, many of Sonder’s spaces provide a comfortable place to spread out and work remotely, with fully-equipped kitchens, living rooms, multiple bedrooms and en-suite laundry.

With an app-driven experience, travelers can request early check-in or late check-out directly from their phones, and check-in to their unit through the Sonder app — bypassing crowded lobbies completely. Connecting to WiFi is easy with the tap of a button. With teams on the ground in every city, Sonder guests can receive instant guest support through the company’s 24/7 Concierge service via the app.

“As travelers get back on the road, the global businesses we work with are prioritizing safe, comfortable accommodation solutions for their employees,” said Daniel Finkel, Chief Travel Officer at TripActions. “Sonder’s next-generation model is uniquely positioned to provide the types of stays that our customers and their travelers are looking for.”

Sonder’s launch on the GDS and its partnerships with leading TMCs furthers the company’s commitment to corporate travelers around the world, and comes just ahead of the annual RFP process. With a full-time, in-house team of professionals hailing from leading hospitality brands like Hyatt, Hilton, Wyndham, Kimpton and Radisson, Sonder is dedicated to delivering a top-notch experience for those staying in hubs around the world.

This announcement follows the recent news of Sonder’s plans to be publicly listed through a combination with Gores Metropoulos II (Nasdaq: GMIIU, GMII and GMIIW).

About Sonder

Sonder is revolutionizing hospitality through innovative, tech-powered service and inspiring, thoughtfully designed accommodations combined into one seamlessly managed experience. Officially launched in 2014 and headquartered in San Francisco, Sonder is making a world of better stays open to all with a variety of accommodation options — from rooms to suites and apartments — found in 35+ markets spanning nine countries and three continents. Sonder’s innovative app empowers guests by making self-service features and 24/7 on-the-ground support just a tap away. From simple self check-in to boutique bathroom amenities, we bring the best of a hotel without any of the formality.

To learn more, visit www.sonder.com or follow Sonder on Facebook, Twitter or Instagram. Download the Sonder app on Apple or Google Play.

To book business or group travel, please click here.

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Media Contact:

press@sonder.com

Additional Information and Where to Find It

Additional information about the proposed business combination between Sonder and Gores Metropoulos II, Inc. (“GMII”), including a copy of the Merger Agreement provided in a Current Report on Form 8-K filed by GMII with the SEC on April 30, 2021, and a copy of an updated investor presentation provided in a Current Report on Form 8-K filed by GMII with the SEC on July 7, 2021, is available at www.sec.gov. In connection with the proposed business combination, GMII has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, prospectus and consent solicitation statement with respect to GMII’s securities to be issued in connection with the proposed business combination. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus/consent solicitation statement contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of GMII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. GMII may also file other documents regarding the proposed business combination with the SEC. GMII stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus/consent solicitation statement, as well as any amendments or supplements thereto, because they will contain important information about the proposed business combination.

When available, the definitive proxy statement/prospectus/consent solicitation statement will be mailed to GMII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. GMII investors and securityholders will also be able to obtain copies of the definitive proxy statement/prospectus/ consent solicitation statement, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, GMII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

GMII, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of GMII stockholders in connection with the proposed business combination. GMII stockholders and other interested persons may obtain, without charge, more detailed information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination by reading GMII’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination.

You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Sonder’s forecasted revenue growth, Sonder’s growth in total unit portfolio, information concerning GMII’s or Sonder’s possible or assumed future financial or operating results and metrics, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, future operations, products and services, planned openings, expected unit contractings and the effects of regulation, including whether the proposed business combination will generate returns for stockholders. These forward-looking statements are based on GMII’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside GMII’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of GMII or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the PIPE; (e) the risk that the proposed business combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies); (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) risks related to the impact of the COVID-19 pandemic; and (k) other risks and uncertainties described in the final proxy statement/prospectus/consent solicitation statement, including those under the heading “Risk Factors” therein, and other documents filed by GMII from time to time with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither GMII nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in GMII’s reports filed and to be filed with the SEC and available at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication relates to a proposed business combination between GMII and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.